January 9, 2015

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

CLA Strategic Allocation Fund

Ladies and Gentlemen:

On behalf of CLA Strategic Allocation Fund (formerly known as TriCor Strategic Allocation Fund) (the "Registrant"), we hereby file Pre-Effective Amendment No. 2 (the “Amendment”) to a registration statement on Form N-2 (“Registration Statement”).  The purpose of this filing is to make conforming edits in response to SEC Staff comments received by telephone on May 23, 2014.

If you have any questions concerning this filing, please contact Tanya L. Goins at (202) 973-2722 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/Tanya L. Goins, Esq.

Tanya L. Goins, Esq.